August 29, 2025

John W. Kemper
Chief Executive Officer
Commerce Bancshares, Inc.
1000 Walnut
Kansas City, MO 64106

       Re: Commerce Bancshares, Inc.
           Registration Statement on Form S-4
           Filed August 27, 2025
           File No. 333-289873
Dear John W. Kemper:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Paul Aguggia